SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: For the period ending 10 August 2005
TELSTRA CORPORATION LIMITED
ACN 051 775 556
242 Exhibition Street
Melbourne Victoria 3000
Australia
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

INDEX

Appendix 3X Initial Director’s Interest Notice
Appendix 3Z Final Director’s Interest Notice
AMENDED Appendix 3y — Change in Directors’ Interest Notice
Mr John Ralph and Mr Tony Clark announce their retirement from the Telstra Board effective 11 August
“Yesterday, Today, and Tomorrow — Telstra’s Commitment to Regional, Rural and Remote Australia” — speech by Mr Sol Trujillo, CEO Telstra

Appendix 3X
Initial Director’s Interest Notice

Rule 3.19A.1
Appendix 3X
Initial Director’s Interest Notice
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 30/9/2001.

Name of entity Telstra Corporation Limited
ABN 33 051 775 556

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Solomon D Trujillo
Date of appointment	1 July 2005

Part 1 — Director’s relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust
Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Number & class of securities
Nil

+ See chapter 19 for defined terms.

11/3/2002	Appendix 3X Page 1

Appendix 3X
Initial Director’s Interest Notice

Part 2 — Director’s relevant interests in securities of which the director is not the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest. Nil	Number & class of Securities

Part 3 — Director’s interests in contracts
Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	Nil
Nature of interest
Name of registered holder (if issued securities)
No. and class of securities to which interest relates

+ See chapter 19 for defined terms.

Appendix 3X Page 2	11/3/2002

Rule 3.19A.3
Appendix 3Z
Final Director’s Interest Notice
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 30/9/2001.

Name of entity Telstra Corporation Limited
ABN 33 051 775 556

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Dr Z Switkowski
Date of last notice	7 January 2002
Date that director ceased to be director	1 July 2005

Part 1 — Director’s relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust
Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Number & class of securities

46,800 ordinary shares

Part 2 — Director’s relevant interests in securities of which the director is not the registered holder
Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest	Number & class of securities

Note: Provide details of the circumstances giving rise to the relevant interest

Invia Custodian Pty Ltd — Kodoptel - Superannuation Fund	43,700 ordinary shares

Invia Custodian Pty Ltd — Jacquinot Pty Ltd — ATF Switkowski Family Trust	42,250 ordinary shares

Telstra ESOP Trustee Pty Ltd ATF Telstra ESOP Plans	2,900 ordinary shares
Part 3 — Director’s interests in contracts

Detail of contract	Nil
Nature of interest
Name of registered holder (if issued securities)
No. and class of securities to which interest relates

15 July 2004	Office of the Company Secretary

The Manager	Level 41
242 Exhibition Street
Company Announcements Office	MELBOURNE VIC 3000
Australian Stock Exchange	AUSTRALIA
4th Floor, 20 Bridge Street
SYDNEY NSW 2000	Telephone 03 9634 6400 Facsimile 03 9632 3215
ELECTRONIC LODGEMENT
Dear Sir or Madam
AMENDED Appendix 3y — Change in Directors’ Interest Notice.
In accordance with the listing rules I attach an announcement for release to the market.
Previous Appendix 3y lodgements made on behalf of Mr John Ralph contained an administrative error and incorrectly stated the number of indirect shares held by him. A form correcting the error is attached.
Yours sincerely
Douglas Gration
Company Secretary
Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

Rule 3.19A.2
Appendix 3Y
Change of Director’s Interest Notice
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 30/9/2001.

Name of entity TELSTRA CORPORATION LIMITED
ABN 33 051 775 556

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JOHN RALPH
Date of last notice	25 FEBRUARY 2005

Part 1 — Change of director’s relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	CHANGE TO INDIRECT INTERESTS ONLY
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	JOHN RALPH NATIONAL PRIVATE SUPERANNUATION FUND
Date of change	N/A
No. of securities held prior to change	DIRECT — 1,000 INDIRECT — 78,541
Class	ORDINARY
Number acquired	N/A
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	N/A
No. of securities held after change	DIRECT — 1,000 INDIRECT — 82,541
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	CORRECTING AN ADMINISTRATIVE ERROR IN PREVIOUS ANNOUNCEMENTS UNDERSTATING NUMBER OF SHARES HELD INDIRECTLY IN SUPER FUND.

Part 2 — Change of director’s interests in contracts
NIL

1 August 2005	Office of the Company Secretary

The Manager	Level 41
242 Exhibition Street
Company Announcements Office	MELBOURNE VIC 3000
Australian Stock Exchange	AUSTRALIA
4th Floor, 20 Bridge Street
SYDNEY NSW 2000	Telephone 03 9634 6400 Facsimile 03 9632 3215
ELECTRONIC LODGEMENT
Dear Sir or Madam
Mr John Ralph and Mr Tony Clark announce their retirement from the Telstra Board effective 11 August.
Mr John Ralph AC and Mr Tony Clark AM have advised that they will be retiring from the Telstra Board effective at the conclusion of the Board meeting on 11 August 2005. Mr Ralph has served as Deputy Chairman since his appointment to the Board in 1996 and as interim Chairman from April to July 2004. Mr Clark was also appointed to the Board in 1996, and has served as a member of the Board Audit Committee for 8 years.
Telstra Chairman Mr Donald McGauchie AO thanked both Mr Ralph and Mr Clark for their service to the company and wished them well, saying:
“It has been a pleasure to serve alongside John Ralph and Tony Clark on the Telstra Board. Their experience and judgement have enabled them to make valuable contributions to Telstra’s transition from a wholly owned Government entity in 1996 to the commercial and competitive listed company that Telstra is today.”
A search for new directors has been initiated by the Board and is currently underway.
Yours sincerely
Douglas Gration
Company Secretary

Telstra Corporation Limited ACN 051 775 556 ABN 33 051 775 556

Yesterday, Today, and Tomorrow
Telstra’s Commitment
to Regional, Rural and Remote Australia
Statement by Sol Trujillo
CEO, Telstra
to the
Telstra Country Wide Advisory Board
Lismore, NSW
August 2, 2005
It is good to be with you tonight...and I want you to know the excitement I feel in making my new home in this vast and imposing country.
Australia has a great past... and an even larger future.
I am here because I want to be part of building that future... working with you and for you... to expand choices and opportunities for all Australians — no matter where they live.
I am here because I want to work with you, starting tonight, to demonstrate to our farmers, miners, and small and mid-sized business owners — our customers — how modern telecommunications services can help them to:
•	create jobs,

•	stimulate growth,

•	improve productivity,

•	become more competitive and

•	pay higher wages and enrich their communities
I want to work with you....and with families who are customers in rural Australia.... to show them how we can join with government and with others in the industry to deliver:
•	urban services

•	at affordable prices

•	to create urban choices

•	for people in rural and remote areas who cannot or do not want to live an urban lifestyle
We humans all have different wants and needs; different likes and dislikes; different values and preferences.
Some like the city. Some like the country.
Business enterprises, like Telstra, and governments at every level need to recognize and take account of this diversity.
We are different — and that is a good thing.

•	Diversity enriches life.

•	Diversity stimulates innovation.

•	Diversity makes things interesting.
Since coming to Australia, I’ve noticed a lot of diversity when it comes to opinions about telecommunications and the bush.
Newspapers are filled with this debate.
I’ve read the statements of many of our elected leaders.
I’ve read the comments of Kate McKenzie, my colleague at Telstra
•	who affirmed our commitment to providing services to rural and remote Australia and to our legislative obligations

•	BUT who also spoke the truth about the need for industry and the government to rethink how we fund the USO...because competition in the marketplace is undermining the viability of the old system
I’ve also read the media commentary the past couple of weeks.
I like what I am reading....because people are beginning to discuss these issues.
Debate is a good thing — especially when important issues are at stake.
These telecoms issues are important issues — they are important to customers, important to Australia, and of course, important to Telstra and to our largest shareholder, the government.
Everyone should take part in this debate.
Debate is important as long as we respect each other.
Debate is important as long as we listen and learn from each other.
Debate helps solve problems and make the world a better place because it informs us about new realities.... and new opportunities.
One of those famous great thinkers said that “civilized people treat each other as reasonable — that’s why they argue. Barbarians don’t argue; barbarians club each other.”
That’s why we have a podium here tonight — not clubs.
The bottom line is this: There is nothing wrong with argument and debate.

It is through argument and debate
•	in politics,

•	in the media, and

•	in the marketplace of ideas
that civilized people get to know the truth and make decisions about their future.
So — let me add my views to the on-going debate about the future of telecommunications in Australia.
My views are based on a lifetime in this industry — and work on four continents before coming to Australia — Europe, North America, Africa, and Asia.
Despite my experience, I don’t pretend to have all the answers.
But I have looked at many of these issues before — and during the past month I have learned a lot about telecoms in Australia....including some surprises that are disturbing — so let me share my views with you.
I want to make six points.
Point Number 1: Let me begin by telling you how I see Telstra’s place in rural and regional Australia.
I know from times past that Telstra HAS ALWAYS BEEN in rural and regional Australia.
We are NOW in rural and regional Australia...through Telstra Country Wide.
I am here tonight to tell you — TELSTRA WILL ALWAYS BE IN RURAL AND REGIONAL AUSTRALIA.
I am proud of Telstra’s long history.... serving the bush and the most remote regions of this vast country.
Many of your rural areas are much like the region where I was born and raised.....in the western state of Wyoming.
I spent most of my life working in the American West, which covered an area that is probably more like Australia than any place else on the planet
•	a lot of land,

•	a few people, and

•	constant problems with water, transportation and infrastructure of all kinds.
For these kinds of high-cost places to prosper, it takes the entire community — business, employees and government — to make things work.

That’s why I see Telstra working hand-in-hand with the people and governments of regions like this — in a partnership to
•	provide jobs,

•	stimulate growth and

•	promote the innovation in telecommunications needed to make sure Australia succeeds in the 21st century.
Telecommunications is a critical ingredient to make Australia’s business enterprises competitive —
•	small and mid-sized businesses that create the most jobs, and

•	large businesses, including agricultural, mining, and energy operations and larger industrial enterprises.
Much of the public debate has been about T3 — about selling Telstra....[or] not selling Telstra....[or] how Telstra is regulated...[or] who regulates Telstra....[or] whether that will change with T3.
These may be the wrong debates
Let me suggest some other issues we should be debating.
Point Number 2: In my view, one of the most important issues we should debate is how to make sure that
•	all Australians receive the best services at the best prices and

•	that this country has a world class telecommunications industry to serve its people, its enterprises and its communities — no matter where they are located.
Competitive regionally, competitive nationally and yes, competitive globally.
Point Number 3: We should not get locked in to a specific way of doing things. We need to find a way to get the most advanced telecoms services to as many people as possible using every technology we can — whatever it is — fixed, wireless, satellite ....or whatever else might be available in the future.
Let’s not forget how quickly technologies change — whether it’s the Internet or 3G or other possibilities we can’t even see now but will be widely used in 5-7 years.
In some cases, Telstra technologies and services may not be the ones that customers will choose.
We do not insist on that. Services may be provided by Telstra or by others.
It’s a customer decision. As long as it works for them, the public interest will be served — provided every telecom company has an equal chance:
•	to win the customer’s business by risking their capital — not just Telstra’s capital, and

•	to be fully compensated
Point Number 4: We have to get an industry focus on meeting these challenges. Getting the best possible telecoms service to everyone is not going to be solved by Telstra acting alone.
We know Optus or Primus won’t do it alone nor will any of the others. And there are lots of others — 138 carriers in Australia, and each one of them should play a role, directly or indirectly.
All of the industry — Telstra included — needs to work together, with the government, to make sure Australia leads the world in providing 21st century communications to everyone.
Point Number 5: Every telecoms company that has the privilege of doing business in Australia, especially foreign-owned companies, should provide an increasing, not a decreasing amount of capital to help connect all Australians — even when they live outside of Melbourne, Sydney and Brisbane.
Bridging the digital divide is in the national interest....and there needs to be a national response that includes government and industry working together for as long as needed.
Thanks to competition, in some areas of Australia there are many infrastructure providers:
•	more than 20 mobile phone service providers,

•	six different mobile networks, and

•	more than 700 internet service providers.
So there are others making capital investments in Australia — just not in rural and regional Australia.
Closing the gap between the city and the bush is Australia’s greatest challenge in the telecommunications arena.
No one in the telecoms business should be able to escape their obligation to the community to keep the community connected.
The reason is clear: The public interest requires that every household and business, whether in Canberra or Casino, Brisbane or Ballina, has access to services that allow them to connect with friends and associates — and with the outside world.
Point Number 6: Because of the Internet, the World Wide Web, and new digital technologies, people have invented all kinds of new ways to use telecommunications — from satellite radio to movies on-line.
The result: Customer wants and needs have changed. Technology has changed. Applications have changed — and yet in many places the laws and regulations that govern telecommunications have not changed.

There’s a big difference between the regulations Telstra faces compared to regulations in other parts of the world.
There’s a big difference between the regulations faced by Telstra — compared to our competitors right here in Australia.
We need to close these gaps. Otherwise, Australia will not get the jobs, growth and innovation that are the promise of modern telecommunications.
Australians need a regulatory regime that encourages new technologies and new services for customers.
Current rules and regulations and administrative practices do not do that.
They are rules that belong to the last century.
Instead of fostering competition, they hinder it.
Instead of promoting innovation, they stifle it.
Instead of protecting the consumer, they deny choices to the consumer.
They create digital divides, they don’t break them down.
Bottom line: They are unfair to consumers.
Did you know — if Telstra comes up with a smart new product for our customers — we may have to offer it to our competitors? One example is broadband xDSL products — whether for business or consumer markets — these are being manipulated through the regulatory regime, forcing us to offer products to competitors rather than letting the choices of consumers shape the market.
Did you know — if Telstra comes up with a new offering like a special BigPond deal — we have to check in with the regulator before we can offer it to consumers?
I know innovation and creativity are the common denominator of successful enterprises — both so-called old economy and new economy companies.
When regulation holds back innovation, it’s not only bad for Telstra, it short changes our customers and our shareholders.
It damages the industry and the nation. It widens the gap between urban and rural and between the rich who buy what they need and everyone else who rely on public-private partnerships to makes things affordable.
Since arriving on the job, I’ve found that Telstra is not allowed in some cases to match the prices that some of its competitors charge in the marketplace. That’s hard to believe. But people here tell me it’s true!
For example, we are not able to match the current Optus’ bundled broadband offer, without getting a competition notice.

Others tell me that some think that Telstra should be split up or wrapped in red tape — what some call the ‘operational separation’ of Telstra.
I’m open minded.... if there is a need for more transparency about how wholesale customers are treated, then we need to find a way to do that. .
However, if there are rules in place related to wholesale and retail services, they should apply equally to all competitors in the marketplace — not just to Telstra.
My father taught me that “what’s good for the goose is good for the gander.”
That’s what I’ll be talking to government leaders about — the need for parity in the way the government deals with companies providing telecom services to Australians.
You have to remember that our competitors are smart — they are big, international companies. Some are ones I have come up against before — and I know what their intentions are.
Companies competing against us who want more regulations are not talking about jobs or economic development for Australia. They are not talking about higher wages or making enterprises more productive.
What they are talking about is more government red tape that will tie Telstra up, red tape that diverts our attention and resources away from our customers and their needs — and forces us to spend money on lawyers and lobbyists and accountants just to get permission to offer customers new services or lower prices.
So, yes, we seek to participate in an informed debate on these issues.
This is the right time to do it — as policy makers are deciding what kind of regulations will surround Telstra in a post-T3 environment.
This is the right time to decide whether we want to entrench the regulations of the last century and add even more onerous and prescriptive rules, as some are now suggesting - further undermining our ability to invest in the future.
Make no mistake about it — public policy can determine how much can and will be invested in rural and regional Australia. There is no escaping that reality.
For all these reasons, it’s time to take a fresh look.
We aren’t the only ones who are trying to think of new and better way to bring the benefits of advanced communications services to all Australians.
Just last week, the Deputy Prime Minister suggested a $2 billion Telecommunications Future Fund as the best way to secure services going forward. Others say it should be $5 billion.
I don’t know what the right number is. But I’ll say this: This is the kind of creative thinking we need to encourage.
This is the kind of idea that can and should stimulate a debate about the real issues.

And perhaps we should join together to do the research and analysis to determine the right number — a number that will close the gap between urban and rural Australia — and do so in a sustainable way.
Mark Vaile’s idea comes from a genuine concern for issues that are important to rural and regional Australia. We share that concern together.
In addition, with the support of Doug Campbell and Country Wide, I will be presenting ideas for deliberation and debate before the month is over. There are lots of ways to achieve a win-win for everyone — but it must be for everyone, including Telstra’s minority shareholders and Telstra’s customers in the bush.
There are lots of issues out there that deserve discussion and debate. Some relate to the industry — as my colleague, Kate McKenzie pointed out in her Sydney speech last week.
Let me quote from her address to the Sydney Telecom Summit:
“We are being stifled by red tape...
“Nearly 100 staff work full-time on preparing reports [to regulators]
“Staff and audit costs alone exceed $12 million annually for this reporting.”
And Kate was only talking about the reporting requirements in her patch — there’s more across the whole company.
Let me give you two examples of what this kind of spending means for rural Australia:
First we could have added 48 brand new mobile base stations to our network that could serve thousands of people in rural and regional Australia.
Second, with this amount of money, we could have upgraded as many as 160 exchanges with ADSL broadband. These could serve tens of thousands of customers with new broadband services.
The point I’m making is this: Using modern telecommunications to provide jobs, growth, and innovation.... and to close the gap between rural and urban Australia.... is our highest priority and must be a combined effort.
It is the job of Telstra, other providers, and governments, acting together for the benefit of everyone, no matter where they live.
The time is ripe for the government and the nation generally to engage in an open debate on this topic. It is through debate in the sunshine that we can separate fact from fiction.
The future of telecommunications is too important to Australia to be left to the lawyers, the bankers and the accountants.
People from all walks of life need to weigh in.

I’ll certainly be putting forth my views on behalf of Telstra’s customers and shareholders.
One thing I can guarantee is this: On my watch, Telstra will always comply with its obligations to all customers as long as we are able to do so. And we will do so in the spirit of Telstra’s history of providing services everywhere.
We will never walk away from our responsibilities.
Today our responsibilities require that we provide ‘plain old telephone services’ or POTS. But the world of tomorrow is a world of POTS and PANS — the ‘pretty amazing new stuff.’
I understand we’ll be seeing some PANS tomorrow when we visit the farm of Jenny Russell. I am looking forward to that — and it is a reminder that the PANS world is already upon us.
So I would urge you all to take my comments in this context:
This is not a debate about Telstra.
It is not a debate about the telecommunications industry.
It is a debate about our collective responsibilities — industry, government and civic leadership groups (like this Advisory Board) — to work together to make sure that world-class telecommunications services are available to all Australians, no matter where they live.
It’s a debate about whether old economy regulations can be changed to meet the requirement of a new information economy that is re-shaping everything from mining, agriculture, and energy to the operation of small and mid-sized businesses in rural areas.
It is a debate about our future....when the gaps have been closed, the divides have been bridged, and we are all connected as one — no matter where we live.
# # #

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELSTRA CORPORATION LIMITED

Name:	Douglas Gration
Title:	Company Secretary

Date:	10 August 2005